July 22, 2009

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Re: Affirmative Insurance Holdings, Inc.

Form 10-K for the Year Ended December 31, 2007

Filed March 17, 2008

File No. 000-50795

Dear Mr. Rosenberg:

This letter is submitted in response to the comments contained in your letter dated July 2, 2009 concerning the above-referenced filings.

Definitive Proxy Statement on Schedule 14A filed April 24, 2009

Compensation Discussion and Analysis, page 15

  We note your response to our prior comment 2. We disagree with your conclusion that additional description of the non-financial objectives is not necessary for shareholders to understand the Company's compensation policies and decisions. The proxy statement discloses that the Compensation Committee "evaluated" non-financial objectives and assigned weighted scores to them ranging from 125% to 35%. Therefore, it appears that the non-financial objectives, even if measured subjectively, were a material element in determining 2008 bonus awards. As such, our disclosure should more specifically describe the non-financial objectives relating to claims management, product management, actuarial pricing, actuarial reserving and business development. Please provide us with draft disclosure for your 2009 proxy statement.

  If you believe that the description of the non-financial objectives would result in competitive harm to the Company, please provide us a comprehensive analysis supporting your conclusion. Your detailed analysis should clearly describe each goal and how such information is likely to cause competitive harm. Please avoid conclusory statements. Please note that you may request confidential treatment for information provided in your response letter pursuant to Rule 83.

  Response: Draft disclosure for our 2009 proxy statement would be included after the second full sentence of the first full paragraph on page 19 to read as follows:

  "Non-financial objectives relating to claims management involved performing oversight duties for an overall claims operating model, and the non-financial, departmental objectives relating to product management involved creating for sale and/or evaluating the efficacy of selling certain insurance and insurance-related ancillary products to be sold by our insurance companies. Non-financial departmental objectives in the area of actuarial pricing involved analyzing and refining the methodologies by which our insurance products are priced and sold to customers, and the non-financial departmental objectives in the area of actuarial reserving involved refining quarterly reserve analysis processes, providing assistance in the provision of reinsurance analysis and continually improving the statistical reporting capabilities of our actuarial reserving department. Finally, the non-financial departmental objectives in the area of business development included analyzing and developing strategies to better and more effectively market and sell our insurance products to both carriers and customers."

  In future filings, to the extent that claims management, product management, actuarial pricing and reserving and business development remain material components of any reporting person's subjectively evaluated non-financial departmental goals in the context of an annual bonus evaluation, the Company will provide a more specific description of the constituent parts of such non-financial goals.

  We also note your response indicating that the Compensation Committee's evaluation was not subject to a prescribed, evaluative metric or other formal policy for evaluating or otherwise allocating among the achievement of every specific non-financial departmental goal. However, the proxy statement discloses that the Compensation Committee awarded weighted scores ranging from 125% to 35% of these non-financial objectives. Please provide draft disclosure for your 2009 proxy statement describing how the Compensation Committee determined will determine [sic] the weighted scores.

Response: Draft disclosure for our 2009 proxy statement is set forth below and would be inserted as a substitute for the second full paragraph on page 19:

"Departmental non-financial objectives were evaluated by the Compensation Committee, which subjectively determined that: (i) Mr. McClure's finance department and Mr. Fisher's legal department exceeded expectations, (ii) Mr. Bondi's operating services department achieved expectations and (iii) Mr. McPadden's insurance services department needed improvement. Consequently, based upon the Non-Financial Achievement evaluative categories that were pre-established by the Compensation Committee and the corresponding Performance Score percentages assigned thereto (as set forth in the "Performance Scoring" table on page 18 of this proxy statement), Messrs. McClure and Fisher scored 125%, Mr. Bondi scored 100% and Mr. McPadden scored 35% of their respective departmental non-financial performance goals."

In future filings, to the extent that the Compensation Committee continues to make a subjective evaluation of the degree to which a named executive officer has achieved certain non-financial departmental objectives and assigns a related scoring percentage based upon a previously established achievement scale, the Company will directly reference the relevant scoring methodology utilized in its disclosure of the subjective scores assigned to the named executive officer for the officer's non-financial departmental performance.

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If you have any questions or comments, please feel free to contact me directly at 630.560.7205.

Sincerely,

/s/ Michael J. McClure

Michael J. McClure

Executive Vice President and

Chief Financial Officer